June 29, 2009

Baruh Hayut, Chairman
Modern Medical Modalities Corporation
439 Chestnut Street
Union, New Jersey 07083

>   **RE: Modern Medical Modalities Corporation ("the company")**
>   **Annual Report on Form 10-K FYE 12/31/08**
>   **Filed March 31, 2009**
>   **File No. 0-23416**

Dear Mr. Hayut:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise further comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

1.   Your conclusion regarding the effectiveness of disclosure controls and procedures appears to contain a typographical error omitting the initial portion of your final sentence under the Item 9A. header. Please confirm to us that the following statement was inadvertently omitted from your disclosure: 'Our chief executive officer and chief financial officer concluded that our disclosure controls are effective…'. In addition, please also confirm to us that you will revise your disclosures in future filings to provide the conclusions of your chief executive

officer and chief financial officer on the effectiveness of disclosure controls and procedures, as required by Item 307 of Regulation S-K.

Item 13. Certain Relationships and Related Transactions…

2. We note your disclosure in the subsection "Debt" in the Management's Discussion and Analysis section and also your disclosure in Notes 7 and 11 in the Notes to the financial statements pertaining to certain relationships and related party transactions that are not addressed in this section. Please confirm that in future filings you will revise your disclosure to address all related party transactions in this section.

Item 15. Exhibits

3. We note that the Asset Purchase Agreement with Health Diagnostics of New Jersey filed as exhibit 10.1 to the Form 8-K filed on February 2, 2009 did not include the exhibits and schedules to the agreement. We also note that schedules and similar attachments to a material plan of disposition do not need to be filed unless such schedules contain information which is material to an investment decision and is not otherwise disclosed in the agreement or disclosure document. See Item 601(b)(2) of Regulation S-K. Please tell us whether you determined that the exhibits and schedules to the Asset Purchase Agreement are not material. Also supplementally provide an agreement to furnish a copy of any omitted schedule and exhibit to the Asset Purchase Agreement to the Commission upon request.

Signatures

4. Please confirm that in future filings your report will also be signed by your controller or principal accounting officer. See General Instruction D(2)(a) to Form 10-K.

Item 8. Financial Statements, page F-1

5. It appears from your disclosure on page 2 of your Form DEF 14C filed on February 24, 2009 that a majority of your shareholders consented to the sale of substantially all of your assets used by or in connection with your imaging centers on February 24, 2009, which precedes the date of filing of your 10-K on March 31, 2009. Please describe to us in reasonable detail your consideration of

paragraph 30 of SFAS 144 in determining whether the disposal group should be classified as held for sale in your financial statements.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

For any questions regarding the financial statements or accounting issues, please call Dave Walz at (202) 551-3358 or Ryan Milne, accounting reviewer, at (202) 551-3688. Please call Janice McGuirk at (202) 551-3395 or David Link, reviewer, at (202) 551- 3356 with any other questions.

Sincerely,

John Reynolds
Assistant Director